Via Facsimile and U.S. Mail
Mail Stop 4720

May 3, 2010

Mr. Marc D. Hamburg
Senior Vice President – Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska

Re: Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A, filed March 11, 2010
File No. 001-14905

Dear Mr. Hamburg:

We have reviewed the Part III information that is included in your Form 10-K and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A, filed March 11, 2010

General

1. Please disclose for each director or person nominated or chosen to become a director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time

the disclosure was due, in light of the company's business and structure. See Item 402(e) of Regulation S-K.

2. We note that Berkshire provided personal and home security services for Mr. Buffett at a cost of $344,490 during 2009. If Mr. Buffett did not reimburse Berkshire for those services, please revise your summary compensation table to disclose the cost of those services under "All Other Compensation." Otherwise, if Mr. Buffett reimbursed Berkshire for those services, please state so.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 regarding the two comments in this letter. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director